Exhibit 99.1

2350 – 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3
Phone: 604-685-2323
Fax: 604-629-5228
www.bajamining.com
September 8, 2010	TSX: BAJ
OTCQX: BAJFF

NEWS RELEASE

BAJA ANNOUNCES ALL REQUIRED CREDIT APPROVALS FOR US$823 MILLION OF DEBT FINANCING FOR BOLEO

Baja Mining Corp. (“Baja”) is pleased to announce that its 70% owned project company, Minera y Metalurgica del Boleo S.A. de C.V. (“MMB”), has now received confirmation from the ECAs and the Commercial Lenders (both defined below) and from the Korea Development Bank that all necessary credit approvals have been obtained in relation to the project financing facilities (the “Facilities”) for the development of the Boleo project (the “Project”) in Mexico. Total credit approved Facilities now amount to US$823 million, the entire amount of debt financing required to develop the Project. The amounts to be provided by each lender under the Facilities are detailed in the table below.

The Facilities will be provided, subject to satisfaction of customary project financing conditions precedent, by (i) a group of export credit agencies (the “ECAs”) comprised of The Export-Import Bank of the United States and Export Development Canada; (ii) the Korea Development Bank (all mentioned in the press release dated 29 July 2010); and by (iii) a group of commercial banks comprised of Barclays Capital (the investment banking division of Barclays Bank PLC), Standard Bank plc, Standard Chartered Bank, UniCredit Bank AG and WestLB AG (together, the “Commercial Lenders”). MMB is working with the Commercial Lenders to arrange US$100 million of loans, consisting of US$50 million of senior project and US$50 million of senior cost overrun facilities, and to provide the proposed copper hedging program.

The combined Facilities total US$823 million. This will be the entire amount of required debt financing for Boleo.

PROJECT FINANCING (US$ m)
EXIM Bank	419
EDC	150
KDB	90
Commercial Lenders	100
Total	759
SUBORDINATED DEBT (US$ m)
KDB	64
TOTAL	823

Drawdown of the project financing will be subject to a number of standard conditions precedent, including completion of satisfactory legal documentation, implementation of a hedging program and expenditure by Baja and its Korean partners of their required equity contributions. Under the facility documents, MMB will be required to enter into offtake agreements for at least 70% of copper and cobalt production for the first 10 years of production and to enter into the proposed copper hedging program. MMB has finalized the terms of the 70% offtake arrangements with a major international trading entity.

Baja and its Korean partners are working with the ECAs, the Korea Development Bank and the Commercial Lenders towards finalizing all such necessary documents as required for initial signing of the Facilities to occur in the near future.

MMB is being advised on the financing by Endeavour Financial International Corporation, and aims to close the transaction and recommence construction at Boleo as soon as possible.

Baja Mining is a Vancouver, Canada-based publicly traded mine development company (TSX:BAJ; OTCQX:BAJFF) with a 70% interest in the Boleo copper-cobalt-zinc-manganese Project located near Santa Rosalia, Baja California Sur, Mexico, targeted for copper commissioning in 2012. A Korean syndicate of industrial companies holds the remaining 30%. Baja is the project operator. The Boleo Project has a copper/cobalt/zinc/manganese resource consisting of 265 million tonnes of measured and indicated resources (including approximately 85 million tonnes of proven and probable reserves) and approximately 160 million tonnes of inferred resources. A January 2010 NI 43-101 compliant updated technical report to the 2007 definitive feasibility study confirmed that the Boleo Project can be developed economically at an after-tax internal rate of return (based on the 3 year trailing average for metal prices at such time) of 25.6% based on 100% equity. The Project, which has a minimum scheduled mine life of 25 years (during which the 71 million tonnes of proven and probable reserves will be exploited), has a NPV of US$1.306 billion, using an eight percent discount rate, and an average life-of-mine cash cost of negative $0.29/lb for copper, net of by-product credits.

ON BEHALF OF THE BOARD OF DIRECTORS OF BAJA MINING CORP.

“John W. Greenslade”

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

Some of the statements contained in this release are forward-looking statements, within the meaning of the U.S. Securities Act of 1933 and U.S. Securities Exchange Act of 1934 and forward-looking information within the meaning of Canadian securities laws, such as statements that describe the anticipated mine life; the Company’s expected NPV and IRR of the project; expected future metal prices; expected timing of start-up; expected timing of a manganese feasibility study; expected timing for construction and other statements. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, zinc and manganese, (ii) interpretation of contract terms, (iii) accuracy of the Company’s and consultants’ projections, (iv) the Company’s ability to finance, receive permits for, obtain equipment, construct and develop the El Boleo Project, (v) the effects of weather; operating hazards; adverse geological conditions and global warming, (vi) impact of availability of labor, materials and equipment; and (vii) changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on any forward-looking statements. Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission (SEC) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release such as "measured," "indicated," and "inferred" "resources", which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from the SEC website at http://www.sec.gov/edgar.shtml.

The Toronto Stock Exchange neither approves nor disapproves the information contained in this news release.